SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Predictive Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74036W102

(CUSIP Number)

May 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74036W102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Science Applications International Corporation 95-3630868

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,048,055

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,048,055

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,055

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74036W102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SAIC Venture Capital Corporation 88-0447177

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,048,055

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,048,055

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,048,055

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Predictive Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 19 West 44th Street, 9th Floor, New York, New York 10036
Item 2.
(a)

Name of Person Filing

Science Applications International Corporation, a Delaware corporation (“SAIC”); and SAIC Venture Capital Corporation, a Nevada corporation (“SVCC”) and wholly owned subsidiary of SAIC.  SAIC and SVCC are collectively referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California  92121, and the address of the principal business office of SVCC is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada  89109.

	(c)	Citizenship SAIC is incorporated in Delaware and SVCC is incorporated in Nevada.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 74036W102
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 4 is hereby amended and restated as follows:

The response of each of SAIC and SVCC to Items 5 through 11 of each of their respective  Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference.  The percentage ownership of each of SAIC and SVCC is based upon 38,099,978 shares of Common Stock believed by it to be outstanding as of May 12, 2003, as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 reduced by the 4,192,220 shares of Common Stock transferred to and redeemed by the Issuer from SAIC on May 16, 2003.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

May 19, 2003
Date
/s/ DOUGLAS E. SCOTT
Signature
Douglas E. Scott/Senior Vice President and General Counsel
Name/Title

SAIC VENTURE CAPITAL CORPORATION

/s/ KEVIN A. WERNER
Signature
Kevin A. Werner/President
Name/Title

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement, dated May 19, 2003, between Science Applications International Corporation and SAIC Venture Capital Corporation to file joint statement on Schedule 13G